

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Mr. Donald G. Southwell
Chairman, President and Chief Executive Officer
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Re: Kemper Corporation (formerly Unitrin, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 2, 2011
File No. 001-18298

Dear Mr. Southwell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unitrin Direct, page 44

1. From the table on page 44, it is apparent that the combined ratio for your Unitrin Direct segment has exceeded 109% for each of the last three years. In addition, it is evident from disclosures in your September 30, 2011 Form 10-Q that your Unitrin Direct segment continues to reflect significant underwriting losses in 2011. Please provide us proposed revised disclosure to be included in the notes to your consolidated financial statements in future periodic reports that indicates your policy for evaluating premium deficiencies. Please ensure this disclosure indicates how you group policies in your

process and whether you include investment income in your evaluation. To the extent
you include investment income in your evaluation, please separately explain to us why
you apparently do not record a premium deficiency when your investment income for this
segment does not appear to cover its underwriting loss. See ASC 944-60-25 and ASC
944-60-50-1.

Critical Accounting Estimates

Estimated Variability of Property and Casualty Insurance Reserves, page 76

2. In your disclosure, you indicate the impact of assumed increases and decreases in the
cumulative development factors on your automobile insurance loss and LAE reserves
under an incurred loss development methodology. Please provide us proposed revised
disclosure to be included in future periodic reports that clarifies whether the variability
you discuss is reasonably likely to occur. If not, please revise your discussion to provide
reasonably likely changes in your key reserving assumptions and the impact on reported
results, financial position and liquidity. In addition, please explain to us why the
variability you discuss could result in an equal increase or decrease in your loss and LAE
reserves of $73.0 million when it appears that you have had favorable development for
the last eight years.

Goodwill Recoverability, page 77

3. In Note 7 to your financial statements on page 103 you disclose that the quoted value of
your common stock was significantly below your book value per share at September 30,
2010 and December 31, 2010. Although you also disclose that goodwill for your
reporting units – other than for the Reserve National unit which was fully impaired in
2010 – was recoverable at December 31, 2010, it is unclear whether any of your reporting
units are at risk of failing step one of the impairment test as stipulated in ASC 350-20-35-
4 through 35-8. Please provide us proposed revised disclosure to be included in future
periodic reports that clarifies whether the fair value of any of your reporting units is not
substantially in excess of its carrying value. For each reporting units at risk of failing
step one please provide us proposed revised disclosure to be included in future periodic
reports that:
   • Indicates the percentage by which fair value exceed carrying value as of the date of
      the most recent test;
   • Indicates the amount of goodwill allocated to the reporting unit;
   • Describes the methods and key assumptions used and how the key assumptions were
      determined;
   • Discusses the degree of uncertainty associated with the key assumptions. The
      discussion regarding uncertainty should provide specifics to the extent possible (e.g.,
      the valuation model assumes recovery from a business downturn within a defined
      period of time); and
   • Describes the potential events and/or changes in circumstances that could reasonably
      be expected to negatively affect the key assumptions.

Notes to the Consolidated Financial Statements
Note 15: Net Income (Loss) per Share from Continuing Operations, page 117

4. Please explain to us how your use of the two-class method results in basic and diluted income per share being greater for unrestricted common stock than for restricted common stock. In this regard, it appears that the right of restricted common shareholders to receive non-forfeitable dividends and to participate in the undistributed earnings along with all common shareholders would result in more income being allocated to the restricted common stock than to the unrestricted common stock. To the extent necessary, please cite the authoritative literature you rely upon to support your position.

Note 25: Contingencies, page 144

5. Even though you do not discuss any individual legal proceeding, you disclose that your legal proceedings could have a material adverse effect on your results of operations for any given period. You also disclose that the outcomes of these matters are difficult to predict and that the amounts or ranges of potential loss at particular points in time are in most cases difficult or impossible to ascertain. ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made. Although it may be difficult to predict the ultimate outcome of a matter or to estimate a loss or range of loss, it may be reasonably possible to estimate a liability. Please provide us proposed revised disclosure to be included in future periodic reports that discusses each material proceeding and provides the loss or range of loss or an explicit statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:
   - The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
   - For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

   We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the quarterly period ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

6. It appears that you began to report the non-GAAP measure of net operating income/loss in the third quarter of 2011. It also appears that this measure is a modification of your previously reported underwriting profit/loss by excluding non-recurring or infrequent items. Please address the following comments:

- Please explain to us why you no longer disclose your underwriting profit non-GAAP measure.
- Please explain to us how the use of net operating income/loss complies with Item 10(e) of Regulation S-K.
- Please tell us why you did not appear to reconcile this measure to net income/loss or some other GAAP measure as required by Item 10(e)(1)(i)(B) of regulation S-K. Please provide us with this reconciliation or tell us where you made this disclosure in your filing, so that we may understand the nature of the reconciling items.
- Please explain to us how each reconciling item is consistent with the guidance in Item 10(e) or Regulation S-K. In your response, specifically explain how each reconciling item identified as non-recurring or infrequent is not reasonably likely to recur within two years or a similar charge or gain has not been incurred in the previous two years as stipulated in Item 10(e)(1)(ii)(B) of Regulation S-K.
- Please explain to us why you present two different measures entitled "net operating income." In this regard, the table on page 30 indicates that net operating income for the nine months ended September 30, 2011 is $31.1 million while the table on page 33 indicates that it is a loss of $29.7 million for the same period.
- Please explain to us how your use of the title "net operating income/loss" is not confusingly similar to either "net income" or "income from continuing operations." See Item 10(e)(1)(ii)(E) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant